

Mail Stop 3720

March 12, 2009

Mr. Robert D. Marcus
Chief Financial Officer
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

> **RE:** **Time Warner Cable, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 1-33335**

Dear Mr. Marcus:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 3. Summary of Significant Accounting Policies, page 95

Asset Impairments, page 97

Goodwill and Indefinite-lived Intangible Assets, page 97

1.   We note that you have identified one of your units of accounting for your indefinite-lived
        intangible assets as "National," while your other units of accounting appear to be based
        on specific geographic regions. Tell us how you applied the guidance in EITF 02-7 in
        determining your units of accounting for these assets.

                                    *   *   *   *

        Please respond to this comment through correspondence over EDGAR within 10 business
days or tell us when you will provide us with a response. Please furnish a letter that keys your
responses to our comment and provides any requested information. Detailed letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments in the filings
        reviewed by the staff do not foreclose the Commission from taking any action with
        respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director